Exhibit 99.1

Daqo New Energy Announces Unaudited First Quarter 2021 Results

Shanghai, China—May 18, 2021—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced its unaudited financial results for the first quarter of 2021.

First Quarter 2021 Financial and Operating Highlights

•	Polysilicon production volume was 20,185 MT in Q1 2021, compared to 21,008 MT in Q4 2020
•	Polysilicon sales volume was 21,471 MT in Q1 2021, compared to 23,186 MT in Q4 2020
•	Polysilicon average total production cost(1) was $6.29/kg in Q1 2021, compared to $5.92/kg in Q4 2020
•	Polysilicon average cash cost(1) was $5.37/kg in Q1 2021, compared to $5.04/kg in Q4 2020
•	Polysilicon average selling price (ASP) was $11.90/kg in Q1 2021, compared to $10.79/kg in Q4 2020
•	Revenue was $256.1 million in Q1 2021, compared to $247.7 million in Q4 2020
•	Gross profit was $118.9 million in Q1 2021, compared to $109.5 million in Q4 2020. Gross margin was 46.4% in Q1 2021, compared to 44.2% in Q4 2020
•	Net income attributable to Daqo New Energy Corp. shareholders was $83.2 million in Q1 2021, compared to $72.8 million in Q4 2020
•	Earnings per basic American Depositary Share (ADS)(3) was $1.13 in Q1 2021, compared to $1.01 in Q4 2020
•	EBITDA (non-GAAP)(2) was $128.1 million in Q1 2021, compared to $115.1 million in Q4 2020. EBITDA margin (non-GAAP)(2) was 50.0% in Q1 2021, compared to 46.5% in Q4 2020
•	Adjusted net income (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders was $86.2 million in Q1 2021, compared to $77.3 million in Q4 2020
•	Adjusted earnings per basic ADS(3) (non-GAAP)(2) was $1.18 in Q1 2021, compared to $1.07 in Q4 2020

	Three months ended
US$ millions except as indicated otherwise	Mar 31, 2021	Dec 31, 2020	Mar 31, 2020
Revenues	256.1	247.7	168.8
Gross profit	118.9	109.5	56.6
Gross margin	46.4%	44.2%	33.5%
Income from operations	109.2	98.0	45.8
Net income attributable to Daqo New Energy Corp. shareholders	83.2	72.8	33.2
Earnings per basic ADS(3) ($ per ADS)	1.13	1.01	0.47
Adjusted net income (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders	86.2	77.3	37.7
Adjusted earnings per basic ADS(3) (non-GAAP)(2) ($ per ADS)	1.18	1.07	0.54
EBITDA (non-GAAP)(2)	128.1	115.1	63.1
EBITDA margin (non-GAAP)(2)	50.0%	46.5%	37.4%
Polysilicon sales volume (MT)	21,471	23,186	19,101
Polysilicon average total production cost ($/kg)(1)	6.29	5.92	5.86
Polysilicon average cash cost (excl. dep’n) ($/kg)(1)	5.37	5.04	5.01

Notes:

(1)	Production cost and cash cost only refer to production in our polysilicon facilities in Xinjiang. Production cost is calculated by the inventoriable costs relating to production of polysilicon in Xinjiang divided by the production volume in the period indicated. Cash cost is calculated by the inventoriable costs relating to production of polysilicon excluding depreciation expense, divided by the production volume in the period indicated.
(2)	Daqo New Energy provides EBITDA, EBITDA margins, adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic ADS on a non-GAAP basis to provide supplemental information regarding its financial performance. For more information on these non-GAAP financial measures, please see the section captioned "Use of Non-GAAP Financial Measures" and the tables captioned "Reconciliation of non-GAAP financial measures to comparable US GAAP measures" set forth at the end of this press release.
(3)	ADS means American Depositary Share. On November 17, 2020, the Company effected a change of the ratio of its ADSs to ordinary shares from one (1) ADS representing twenty-five (25) ordinary shares to one (1) ADS representing five (5) ordinary shares. The earnings per ADS and number of ADS information has been retrospectively adjusted to reflect the change for all periods presented.

Management Remarks

Mr. Longgen Zhang, CEO of Daqo New Energy, commented, “During the quarter, we continued to see strong momentum in customer demand for high-purity polysilicon, which led to a significant shortage of polysilicon and higher polysilicon ASPs. Our ASP in the first quarter of 2021 was $11.90/kg, approximately 10% higher than Q4 2020. Due to the elapsed time from contract signing, product shipment, to revenue recognition upon products’ arrival at customers’ sites, it takes time for market prices to be fully reflected in our ASPs during periods of rapid price change. Based on current customer contracts and product deliveries, we expect our ASP in the second quarter of 2021 to be in the range of $19.00-$20.00/kg, a significant improvement compared to Q1 that better reflects recent market pricing trends. As of today, current market pricing for high-purity mono-grade polysilicon has already reached the level of $23-$25/kg. With strong end market demand driven by global carbon neutrality commitments by all major economies, major mono-wafer manufacturers continue their capacity expansion and new entrants build new wafer capacity. As a result, we believe that supply in the polysilicon market will remain tight until the middle of 2022, when the market will finally see some additional supply of polysilicon.”

“During the quarter we produced 20,185 MT of polysilicon which lays a solid foundation for achieving our production target this year and also gives us the confidence to raise our guidance for annual production volume to the range of 81,000 MT to 83,000 MT from 80,000 MT to 81,000 MT. During the quarter, approximately 99% of our polysilicon products were sold to mono-wafer customers and we already began commercial shipments of N-type polysilicon to four major customers. Our production cost was up by 4% in RMB terms in the quarter as compared to Q4 2020, primarily due to the rise in the cost of silicon raw material and the impact of lower production volumes. We expect production costs to stabilize in the coming quarters as the cost of silicon raw material has stabilized for the time being. We will continue our efforts to reduce cost and improve quality as we expect to see the benefit from our newly implemented digital manufacturing system to stabilize production, maximize output and optimize efficiency.”

“On the business development front, we have already sold out our production volume of this year through the long-term supply agreements with customers that span all the major mono-wafer manufactures as well as major integrated solar manufacturers. More importantly, in connection with these long-term supply contracts, we have received RMB 800 million of prepayments from customers this year to date, which will help us fund our future expansion plans and ensure our future market share. This shows the tightness of the polysilicon market and the strong momentum in demand growth, as well as the fact that, in our customers’ mind, Daqo is the leading supplier of high-purity mono-grade and N-type polysilicon with high reliability, stability and consistency.”

“In mid-March we began construction for our new Phase 4B project, which will add 35,000 metric ton capacity for high-purity polysilicon. We expect to complete the project by the end of 2021 and ramp up to full capacity by the end of Q1 2022. Our Phase 4B project and the potential IPO on China’s STAR Market will bring us into a new phase of development and enable us to quickly expand capacity to address the fast-growing demand from the global solar PV market for ultra-high purity polysilicon.”

“In the present context of global carbon neutrality goals, major economies in the world including China are launching ambitious policies to mandate the use of clean energy and address climate change. With the megatrend of the transformation to a low-carbon economy and de-carbonization of the energy sector, we are entering a new era of accelerated growth for the solar industry. We believe Daqo New Energy is very well positioned to benefit from this tremendous opportunity.”

Outlook and guidance

The Company expects to produce approximately 20,000MT to 21,000MT of polysilicon and sell approximately 20,000MT to 21,000MT of polysilicon to external customers during the second quarter of 2021. For the full year of 2021, the Company expects to produce approximately 81,000 to 83,000 MT of polysilicon, inclusive of the impact of the Company’s annual facility maintenance.

This outlook reflects Daqo New Energy’s current and preliminary view as of the date of this press release and may be subject to changes. The Company’s ability to achieve these projections is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

First Quarter 2021 Results

Revenues

Revenues were $256.1 million, compared to $247.7 million in the fourth quarter of 2020 and $168.8 million in the first quarter of 2020. The increase in revenues was primarily due to higher ASPs partially offset by slightly lower polysilicon sales volume.

Gross profit and margin

Gross profit was $118.9 million, compared to $109.5 million in the fourth quarter of 2020 and $56.6 million in the first quarter of 2020. Gross margin was 46.4%, compared to 44.2% in the fourth quarter of 2020 and 33.5% in the first quarter of 2020. The increase in gross margin was primarily due to higher ASPs.

Selling, general and administrative expenses

Selling, general and administrative expenses were $9.0 million, compared to $11.2 million in the fourth quarter of 2020 and $8.9 million in the first quarter of 2020. SG&A expenses during the quarter included $2.5 million in non-cash share-based compensation costs related to the Company’s share incentive plan, compared to $4.5 million in the fourth quarter and $4.0 million in the first quarter of 2020.

Research and development expenses

Research and development (R&D) expenses were $1.2 million, compared to $1.5 million in the fourth quarter of 2020 and $1.7 million in the first quarter of 2020. Research and development expenses can vary from period to period and reflect R&D activities that take place during the quarter.

Income from operations and operating margin

As a result of the foregoing, income from operations was $109.2 million, compared to $98.0 million in the fourth quarter of 2020 and $45.8 million in the first quarter of 2020.

Operating margin was 42.6%, compared to 39.6% in the fourth quarter of 2020 and 27.1% in the first quarter of 2020.

Interest expense

Interest expense was $7.8 million, compared to $8.3 million in the fourth quarter of 2020 and $6.3 million in the first quarter of 2020.

Net income attributable to Daqo New Energy Corp. shareholders and earnings per ADS

As a result of the aforementioned, net income attributable to Daqo New Energy Corp. shareholders was $83.2 million, compared to $72.8 million in the fourth quarter of 2020 and $33.2 million in the first quarter of 2020.

Earnings per basic American Depository Share (ADS) was $1.13, compared to $1.01 in the fourth quarter of 2020, and $0.47 in the first quarter of 2020.

EBITDA (non-GAAP)

EBITDA (non-GAAP) was $128.1 million, compared to $115.1 million in the fourth quarter of 2020 and $63.1 million in the first quarter of 2020. EBITDA margin (non-GAAP) was 50.0%, compared to 46.5% in the fourth quarter of 2020 and 37.4% in the first quarter of 2020.

Financial Condition

As of March 31, 2021, the Company had $227.8 million in cash and cash equivalents and restricted cash, compared to $118.4 million as of December 31, 2020 and $120.8 million as of March 31, 2020. As of March 31, 2021, the notes receivable balance was $38.5 million, compared to $0.2 million as of December 31, 2020 and $4.4 million as of March 31, 2020. As of March 31, 2021, total borrowings were $222.2 million, of which $100.4 million were long-term borrowings, compared to total borrowings of $193.7 million, including $123.2 million long-term borrowings, as of December 31, 2020 and total borrowings of $265.6 million, including $149.0 million long-term borrowings, as of March 31, 2020.

Cash Flows

For the three months ended March 31, 2021, net cash provided by operating activities was $159.2 million, compared to $31.1 million in the same period of 2020.

For the three months ended March 31, 2021, net cash used in investing activities was $79.9 million, compared to $12.9 million in the same period of 2020. The net cash used in investing activities in 2021 and 2020 was primarily related to the capital expenditures on the Company’s polysilicon expansion projects.

For the three months ended March 31, 2021, net cash provided by financing activities was $31.7 million, compared to net cash used in financing activities of $10.0 million in the same period of 2020.

Use of Non-GAAP Financial Measures

To supplement Daqo New Energy’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“US GAAP”), the Company uses certain non-GAAP financial measures that are adjusted for certain items from the most directly comparable GAAP measures including earnings before interest, taxes, depreciation and amortization ("EBITDA") and EBITDA margin; adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS. Our management believes that each of these non-GAAP measures is useful to investors, enabling them to better assess changes in key element of the Company's results of operations across different reporting periods on a consistent basis, independent of certain items as described below. Thus, our management believes that, used in conjunction with US GAAP financial measures, these non-GAAP financial measures provide investors with meaningful supplemental information to assess the Company's operating results in a manner that is focused on its ongoing, core operating performance. Our management uses these non-GAAP measures internally to assess the business, its financial performance, current and historical results, as well as for strategic decision-making and forecasting future results. Given our management's use of these non-GAAP measures, the Company believes these measures are important to investors in understanding the Company's operating results as seen through the eyes of our management. These non-GAAP measures are not prepared in accordance with US GAAP or intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP; the non-GAAP measures should be reviewed together with the US GAAP measures, and may be different from non-GAAP measures used by other companies.

The Company uses EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and EBITDA margin, which represents the proportion of EBITDA in revenues. Adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS exclude costs related to share-based compensation. Share-based compensation is a non-cash expense that varies from period to period. As a result, our management excludes this item from our internal operating forecasts and models. Our management believes that this adjustment for share-based compensation provides investors with a basis to measure the Company's core performance, including compared with the performance of other companies, without the period-to-period variability created by share-based compensation.

A reconciliation of non-GAAP financial measures to comparable US GAAP measures is presented later in this document.

Conference Call

The Company has scheduled a conference call to discuss the results at 8:00 AM Eastern Time on May 18, 2021. (9:00 PM Beijing / Hong Kong time on the same day).

The dial-in details for the live conference call are as follows:

Participant dial in (toll free):	+1-888-346-8982
Participant international dial in:	+1-412-902-4272
China mainland toll free:	4001-201203
Hong Kong toll free:	800-905945
Hong Kong-local toll:	+852-301-84992

Participants please dial in 10 minutes before the call is scheduled to begin and ask to be joined into the Daqo New Energy Corp. call.

You can also listen to the conference call via Webcast through the URL:
https://services.choruscall.com/links/dq210518.html

A replay of the call will be available 1 hour after the end of the conference through May 25, 2021.

The conference call replay numbers are as follows:

US Toll Free:	+1-877-344-7529
International Toll:	+1-412-317-0088
Canada Toll Free:	855-669-9568
Replay access code:	10156391

To access the replay using an international dial-in number, please select the link below.

https://services.choruscall.com/ccforms/replay.html

Participants will be required to state their name and company upon entering the call.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company is one of the world's lowest cost producers of high-purity polysilicon. It has a total annual capacity of 70,000 metric tons of high-purity polysilicon, with another 35,000 metric tons polysilicon capacity under construction, which is expected to reach full capacity by the end of the first quarter of 2022.

For more information, please visit www.dqsolar.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter and the full year of 2021 and quotations from management in this announcement, Xinjiang Daqo’s IPO plan as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; the Company’s ability to lower its production costs; and the duration of COVID-19 outbreaks in China and many other countries and the impact of the outbreaks and the quarantines and travel restrictions instituted by relevant governments on economic and market conditions, including potentially weaker global demand for solar PV installations that could adversely affect the Company’s business and financial performance. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

Daqo New Energy Corp.

Unaudited Condensed Consolidated Statement of Operations and Comprehensive Income

(US dollars in thousands, except ADS and per ADS data)

	Three months Ended
	Mar 31, 2021	Dec 31, 2020	Mar 31, 2020
Revenues	$256,095	$247,725	$168,831
Cost of revenues	(137,151)	(138,238)	(112,277)
Gross profit	118,944	109,487	56,554
Operating expenses
Selling, general and administrative expenses	(9,033)	(11,236)	(8,892)
Research and development expenses	(1,197)	(1,498)	(1,654)
Other operating income	479	1,226	(215)
Total operating expenses	(9,751)	(11,508)	(10,761)
Income from operations	109,193	97,979	45,793
Interest expense	(7,825)	(8,254)	(6,287)
Interest income	282	187	151
Income before income taxes	101,650	89,912	39,657
Income tax expense	(14,487)	(13,606)	(6,344)
Net income from continuing operations	87,163	76,306	33,313
Net loss from discontinued operations	-	-	(86)
Net income	87,163	76,306	33,227
Net income / (loss) attributable to non-controlling interest	3,944	3,480	(3)
Net income attributable to Daqo New Energy Corp. shareholders	$83,219	$72,826	$33,230

Net income	87,163	76,306	33,227
Foreign currency translation adjustments, net of tax of nil	(3,857)	31,107	(9,819)
Total other comprehensive income / (loss)	(3,857)	31,107	(9,819)
Comprehensive income	83,306	107,413	23,408
Comprehensive income / (loss) attributable to non-controlling interest	3,788	5,698	(9)
Comprehensive income attributable to Daqo New Energy Corp. shareholders	$79,518	$101,715	$23,417

Earnings per ADS
-Continuing operations	1.13	1.01	0.47
-Discontinued operations	0.00	0.00	0.00
Basic	1.13	1.01	0.47

-Continuing operations	1.08	0.96	0.44
-Discontinued operations	0.00	0.00	0.00
Diluted	1.08	0.96	0.44

Weighted average ADS outstanding
Basic	73,338,969	72,147,808	69,959,236
Diluted	76,744,468	76,065,033	76,340,541

Daqo New Energy Corp.

Unaudited Condensed Consolidated Balance Sheets

(US dollars in thousands)

	Mar 31, 2021	Dec 31, 2020	Mar 31, 2020
ASSETS:
Current Assets:
Cash and cash equivalents	167,049	76,596	63,168
Restricted cash	60,800	41,808	57,639
Short-term investment	7,631	-	-
Accounts receivable, net	18	-	213
Notes receivable	38,547	153	4,402
Prepaid expenses and other current assets	9,857	11,477	13,249
Advances to suppliers	5,468	7,949	8,962
Inventories	34,064	42,159	33,234
Amount due from related parties	-	129	-
Current assets associated with discontinued operation	-	-	664
Total current assets	323,434	180,271	181,531
Property, plant and equipment, net	1,081,352	1,027,086	968,418
Prepaid land use right	30,534	30,829	28,936
Deferred tax assets	-	-	1,330
Investment in affiliate	682	685	631
Operating lease right-of-use assets	96	119	173
Other non-current assets	3,016	153	-
Non-current asset associated with discontinued operation	-	-	197
TOTAL ASSETS	1,439,114	1,239,143	1,181,216

Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	121,822	70,431	116,602
Accounts payable	17,848	18,953	17,716
Notes payable	60,774	49,355	89,614
Advances from customers-short term portion	64,640	37,783	11,640
Payables for purchases of property, plant and equipment	34,778	49,555	106,208
Accrued expenses and other current liabilities	24,632	30,148	11,284
Amount due to related parties	4,889	5,150	43,363
Income tax payable	18,087	22,678	10,975
Lease liabilities - short term portion	83	82	85
Current liabilities associated with discontinued operation	-	-	1,164
Total current liabilities	347,553	284,135	408,651
Long-term borrowings	100,422	123,222	149,018
Advance from customers – long term portion	77,494	3,265	1,624
Amount due to related parties - long term portion	4,272	4,238	-
Deferred government subsidies	21,629	21,907	20,536
Deferred Tax Liabilities	2,505	3,461	6,271
Lease liabilities – long term portion	-	-	77
TOTAL LIABILITIES	553,875	440,228	586,177

EQUITY:
Ordinary shares	37	37	35
Treasury stock	(1,749)	(1,749)	(1,749)
Additional paid-in capital	415,467	412,450	391,843
Retained earnings	413,337	330,118	234,152
Accumulated other comprehensive income/(loss)	22,567	26,267	(29,750)
Total Daqo New Energy Corp. shareholders’ equity	849,659	767,123	594,531
Non-controlling interest	35,580	31,792	508
Total equity	885,239	798,915	595,039
TOTAL LIABILITIES & EQUITY	1,439,114	1,239,143	1,181,216

Daqo New Energy Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

(US dollars in thousands)

	For the three months ended March 31,
	2021	2020
Operating Activities:
Net income	87,163	33,227
Less: Loss from discontinued operations, net of tax	-	(86)
Net income from continuing operations	87,163	33,313
Adjustments to reconcile net income to net cash provided by operating activities:	22,035	22,900
Changes in operating assets and liabilities	49,980	(25,148)
Net cash provided by operating activities-continuing operations	159,178	31,065
Net cash provided by operation activities-discontinued operations	-	15
Net cash provided by operating activities	159,178	31,080

Investing activities:
Net cash used in investing activities-continuing operations	(79,891)	(12,893)
Net cash used in investing activities-discontinuing operations	-	(14)
Net cash used in investing activities	(79,891)	(12,907)

Financing activities:
Net cash provided by / (used in) financing activities – continuing operations	31,740	(10,027)
Net cash used in financing activities – discontinued operations	-	(1)
Net cash provided by / (used in) financing activities	31,740	(10,028)

Effect of exchange rate changes	(1,582)	(1,997)
Net increase in cash, cash equivalents and restricted cash	109,445	6,148
Cash, cash equivalents and restricted cash at the beginning of the period	118,404	115,294
Cash, cash equivalents and restricted cash at the end of the period	227,849	121,442

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

	Mar 31, 2021	Mar 31, 2020
Cash and cash equivalents	167,049	63,803
Restricted cash	60,800	57,639
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	227,849	121,442

Daqo New Energy Corp.

Reconciliation of non-GAAP financial measures to comparable US GAAP measures

(US dollars in thousands)

	Three months Ended
	Mar. 31, 2021	Dec. 31, 2020	Mar. 31, 2020
Net income from continuing operations	87,163	76,306	33,313
Income tax expense	14,487	13,606	6,344
Interest expense	7,825	8,254	6,287
Interest income	(282)	(187)	(151)
Depreciation & amortization	18,914	17,118	17,275
EBITDA (non-GAAP)	128,107	115,097	63,068
EBIDTA margin (non-GAAP)	50.0%	46.5%	37.4%

	Three months Ended
	Mar. 31, 2021	Dec. 31, 2020	Mar. 31, 2020
Net income attributable to Daqo New Energy Corp. shareholders	83,219	72,826	33,230
Share-based compensation	3,001	4,478	4,461
Adjusted net income (non-GAAP) attributable to Daqo New Energy Corp. shareholders	86,220	77,304	37,691

Adjusted earnings per basic ADS (non-GAAP)	$1.18	$1.07	$0.54
Adjusted earnings per diluted ADS (non-GAAP)	$1.12	$1.02	$0.49

For further information, please contact:

Daqo New Energy Corp.

Investor Relations Department

Phone: +86-187-1658-5553

Email: dqir@daqo.com

Christensen

In China
Mr. Rene Vanguestaine
Phone: +86-10- 5900-1548
E-mail: rvanguestaine@christensenir.com

In US
Mr. Tip Fleming
Phone: +1-917-412-3333
Email: tfleming@Christensenir.com

For more information, please visit www.dqsolar.com